Mail Stop 4561

April 20, 2007

Ralph A. Goldwasser
Senior Vice President
  and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

>   **Re:**   **Unica Corporation**
>   **Form 10-K for the fiscal year ended September 30, 2006**
>   **Filed December 14, 2006**
>   **File No. 000-23043**

Dear Mr. Goldwasser:

We have reviewed your response letter dated April 5, 2007 and the above referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Recently Issued Accounting Pronouncements, page 69

1.   We note that you considered the SAB 108 transition disclosures in the preparation of your Form 10-K for the year ended September 30, 2006. Your disclosure on

page 70 indicates that you had excess allowance for doubtful accounts as a result of "uncorrected errors." We do not believe that this disclosure provides sufficient detail regarding the nature of the errors being corrected and how the errors being corrected arose. Your response to comment 1 from our letter dated March 15, 2007 explains that these uncorrected errors arose from your business practice to record a general provision to protect against potential future loss exposures. It appears that in your view since a large portion of the excess allowance was recorded in fiscal years that are not included in the Form 10-K you concluded that the individual uncorrected errors recorded prior to September 30, 2003 and the periods in which they arose did not need to be disclosed in the 2006 Form 10-K. While the individual-by-year uncorrected error amounts prior to the 2006 10-K periods do not get disclosed, how the aggregation of those pre 2006 10-K amounts arose must be disclosed. Please revise your disclosure accordingly.

2.   We note that the uncorrected errors represent more than five percent of pre-tax income (loss) in 1998, 1999, 2001 and 2002. Provide us with your comprehensive SAB 99 analysis using the "roll-over" method. Explain how you determined that the uncorrected errors related to the excess allowance for doubtful accounts were both quantitatively and qualitatively immaterial in each of the prior fiscal years.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief